FOIA Confidential Treatment Request
Confidential Treatment Requested
Under 17 C.F.R. Sections
200.80(b)(4) and 200.83
By M&T Bank Corporation
File No. 001-9861
September 28, 2007
Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: File No. 1-9861
Dear Mr. Nolan:
This letter serves as the response of M&T Bank Corporation (“M&T”) to your letter dated September 14, 2007. Our responses are numbered to correspond with the numbered items in your letter.
As set forth below, we are requesting confidential treatment for portions of our response to comment one, as identified by text enclosed in asterisks and brackets (***[      ]***), (the “Confidential Portions”) pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 (the “Rule”), and in connection with the Freedom of Information Act (5 U.S.C. § 552). In accordance with the Rule, in connection with that request, we have filed with the Freedom of Information and Privacy Act Office of the Commission a separate letter (but not the Confidential Portions) and a copy of this letter that omits the Confidential Portions has been submitted to you separately via EDGAR.
Form 10-K for the Fiscal Year Ended December 31, 2006
1.	In applying the provisions of SFAS No. 131, we have given due consideration to the requirements of paragraph 17 while keeping in mind that the objective of the statement is to present financial information about a company’s business activities as seen through the eyes of management. Based on our analysis, we have concluded that the small business banking strategic business unit exhibits similar economic characteristics and long-term financial performance compared to the other business units aggregated within our Retail Banking reportable segment in accordance with paragraph 17 of SFAS No. 131.

As described on page 122 of M&T’s Form 10-K for the year ended December 31, 2006, reportable segments have been determined based upon M&T’s internal profitability reporting system, which is organized by strategic business unit. Consistent with SFAS No. 131, paragraph 17, M&T aggregates its strategic business units into reportable segments when two

September 28, 2007 Page 2	FOIA Confidential Treatment Request Confidential Treatment Requested Under 17 C.F.R. Sections 200.80(b)(4) and 200.83 By M&T Bank Corporation File No. 001-9861
or more strategic business units have similar economic characteristics and if they are similar in the following areas:
•	The nature of the products and services;

•	The nature of the production processes;

•	The type or class of customer for their products and services; and

•	The methods used to distribute their products or provide their services.
Our response to comment four of your letter dated August 9, 2007, which is included in our letter dated August 27, 2007, describes how the small business banking unit is similar to the other strategic business units contained in the Retail Banking reportable segment in each of the areas contained in the bullet point list above.
Pursuant to your request, the financial performance of each business unit within the Retail Banking reportable segment for the past five years follows. Please note when considering 2002 financial performance measures that M&T’s acquisition of Allfirst Financial Inc. on April 1, 2003 had an impact on consolidated financial results from 2003 forward.

					Average	Average
	Net interest		Noninterest	Net	total	total
	income		income	income	assets	deposits
(dollars in millions)
2006

[***]	$	[***]	[***]	[***]	[***]	[***]
[***]		[***]	[***]	[***]	[***]	[***]
[***]		[***]	[***]	[***]	[***]	[***]
[***]		[***]	[***]	[***]	[***]	[***]

Total		$1,064	403	410	14,107	[***]

2005

[***]	$	[***]	[***]	[***]	[***]	[***]
[***]		[***]	[***]	[***]	[***]	[***]
[***]		[***]	[***]	[***]	[***]	[***]
[***]		[***]	[***]	[***]	[***]	[***]

Total		$945	385	325	14,639	[***]

[***]	Designates information redacted pursuant to a confidential treatment request by M&T Bank Corporation pursuant to the Rule. Redacted information has been submitted, in unredacted form, separately to the Securities and Exchange Commission.

September 28, 2007 Page 3	FOIA Confidential Treatment Request Confidential Treatment Requested Under 17 C.F.R. Sections 200.80(b)(4) and 200.83 By M&T Bank Corporation File No. 001-9861

					Average	Average
	Net interest		Noninterest	Net	total	total
	income		income	income	assets	deposits
(dollars in millions)
2004

[***]	$	[***]	[***]	[***]	[***]	[***]
[***]		[***]	[***]	[***]	[***]	[***]
[***]		[***]	[***]	[***]	[***]	[***]
[***]		[***]	[***]	[***]	[***]	[***]

Total		$864	364	251	14,739	[***]

2003

[***]	$	[***]	[***]	[***]	[***]	[***]
[***]		[***]	[***]	[***]	[***]	[***]
[***]		[***]	[***]	[***]	[***]	[***]
[***]		[***]	[***]	[***]	[***]	[***]

Total		$804	310	206	13,166	[***]

2002

[***]	$	[***]	[***]	[***]	[***]	[***]
[***]		[***]	[***]	[***]	[***]	[***]
[***]		[***]	[***]	[***]	[***]	[***]
[***]		[***]	[***]	[***]	[***]	[***]

Total		$616	190	169	9,059	[***]

Determining when business units are sufficiently similar to justify aggregation is subjective and requires the use of professional judgment when applying the concepts contained in SFAS No. 131. In analyzing and comparing the economic characteristics and long-term financial performance of the small business banking unit with the consumer banking and indirect lending business units, it is important to consider factors in addition to the preceding five-year financial information. For instance, the small business banking and the consumer units offer many of the same deposit and lending products. The products offered to consumer customers have similar economic characteristics to the products offered to small business banking customers. Indeed, that overlap of products is significant and includes line of credit and installment-type loans (both secured and unsecured by collateral), fixed and adjustable rate loans, time deposits, non-maturity savings deposits, and checking accounts. Moreover, in the case of loans, the majority of loans to small businesses are guaranteed by the

[***]	Designates information redacted pursuant to a confidential treatment request by M&T Bank Corporation pursuant to the Rule. Redacted information has been submitted, in unredacted form, separately to the Securities and Exchange Commission.

September 28, 2007

individuals operating the businesses, that is, the business owner or sole proprietor. In other words, we look to the creditworthiness of the business principal when processing small business loans. This is exactly the same process used in underwriting consumer loans. In lending to small businesses and to individuals, a critical part of the underwriting evaluation is a review of standardized credit scores for the individuals involved. On the deposit side, the products offered by consumer banking and small business banking are similarly designed and priced, however, the mix of those products may vary by business unit and/or geographic location. As displayed in Attachments I-II, the net interest margins, a key measurement of profitability for financial institutions, for loans and deposits for the business units in the Retail Banking reportable segment over the past five years have been directionally consistent and reflect the similarity of customer profiles within these business units.
On page 122 of M&T’s Form 10-K for the year ended December 31, 2006, we note that interest income or interest expense is allocated using a methodology that charges users of funds (assets) interest expense and credits providers of funds (liabilities) with interest income based on M&T’s internal funds transfer pricing methodology, which considers such economic characteristics as maturity, prepayment and/or repricing characteristics of the assets and liabilities. The same funding costs/credits are assigned to similar products offered by the business units contained in the Retail Banking reportable segment. The matched duration funding methodology is used to determine the cost assigned to substantially all of the loans in the Retail Banking reportable segment with maturity dates determined at origination. The only significant exceptions to this are for the home equity line of credit and the similar small business access line of credit, for which a rolling average funding method is used, because these are revolving balance, variable rate products. The matched duration funding methodology is also used to assign credits for deposit balances with stated maturities, while a rolling average funding methodology is used for deposits that have no stated maturity. Attachments III — IV provide a five-year summary of weighted-average funding costs/credits for the consumer and small business banking units. These attachments demonstrate the economic similarity of the loans and deposits described above for the consumer and small business units, while giving consideration to the mix of those products.
There are also other factors that weighed heavily in M&T’s conclusion that it was appropriate to aggregate the business units within the Retail Banking reportable segment. The success of the small business banking unit is largely reliant on M&T’s banking office network, which is shared with the consumer banking business unit. Similar to individual consumers, many small business customers regularly utilize the banking offices for day-to-day banking, as well as for coin and currency, night depository, and other services provided by the banking offices. Banking office managers spend a high percentage of their time on small business-related matters, including business development and ongoing customer relationships, and attending to the banking needs of those customers. Similar to the relationship management personnel responsible for overseeing services provided to individual consumers, small business relationship management officers are assigned to the banking offices to work with managers, as

September 28, 2007

needed, in providing the various services M&T offers to small businesses. Banking office managers regularly call on small business customers, both existing and prospective. As a result, there is significant overlap in the distribution channels (i.e. the banking office network), personnel and the manner of providing services. Approximately one-third of the small business banking unit’s operating expenses are attributable to the banking office network. In contrast, other areas of our banking business (e.g. Commercial Real Estate Lending, Trust, Residential Mortgage) can operate largely independent of the banking office network and personnel. While there is no standard, our research has indicated that a number of our peer institutions also include their consumer banking and small business banking groups within the same reportable segment. The significant interrelationship between the two groups, including overlap of product offerings and delivery of services, is an economic reality that cannot be overlooked. The typical customer of the small business banking unit has one or two primary decision-makers. In addition to servicing the small business, M&T provides products and services to the owners and principals of that business. Indeed, in our view, a key element in running a successful and profitable banking office network is to have a healthy mix of consumer and small business customers. Without that healthy mix of customers, all of whom are inherently similar in their characteristics, a banking office network cannot reasonably be expected to achieve and sustain superior profitability. The interrelationship in providing products and services to consumers and to small businesses is the primary reason that these business units have historically reported to the same member of our Executive Management, which is consistent with the guidance regarding the management approach in SFAS No. 131.
Form 10-Q for the Quarterly Period Ended June 30, 2007
2.	To the extent that M&T’s impaired commercial and commercial real estate loans are collateral-dependent, those loans are evaluated based on the fair value of the loan’s collateral as estimated at or near the date of our financial statements. As the quality of a loan deteriorates to the point of classifying the loan as Special Mention, the process of obtaining updated collateral valuation information is initiated, unless it is not considered warranted given factors such as the relative size of the loan, the characteristics of the collateral or the age of the last valuation. In those latter cases, when current appraisals may not yet be available, prior appraisals are utilized with adjustments, as deemed necessary, for estimates of subsequent declines in value as determined by line of business and/or loan workout personnel in the respective geographic regions. Those adjustments are reviewed and assessed for reasonableness by M&T’s loan review department. Accordingly, for real estate collateral securing larger commercial and commercial real estate loans, estimated collateral values are based on current appraisals and estimates of value. For non-real estate loans, collateral is assigned a discounted estimated liquidation value and, depending on the nature of the collateral, is verified through field exams or other procedures. Specifically with regard to the loan to a residential home builder and developer classified as nonaccrual at June 30, 2007 and discussed on page 32 of Form 10-Q, appraisals performed during the second quarter of 2007 were obtained and relied upon. For

September 28, 2007

automobile dealer loans, the dealer cost of the underlying collateral (i.e. the vehicles) was discounted to an estimated liquidation value. In estimating that value, new vehicle collateral is typically not appraised as dealer cost is generally a good indicator of wholesale value. Estimated values of used vehicle collateral are based on published industry values and, as noted above, discounted to better approximate liquidation value. Other collateral (e.g. parts and accessories, warranty and finance receivables, etc.) was also considered, typically using estimated liquidation value amounts.
In assessing collateral, real estate and non-real estate values are reduced by an estimate of selling costs.
Confidential Treatment Requested
In addition, in connection with the submission of this response letter, M&T respectfully requests, pursuant to 17 C.F.R. § 200.83, that the Confidential Portions be maintained in confidence, not be made part of any public record and not be disclosed to any person as such portions contain confidential, commercially sensitive information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect the Confidential Portions, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that M&T may, if deemed necessary or appropriate, pursue any remedies available to it.
* * * *
M&T believes that the information included herein is responsive to your comments. If we can be of further assistance in helping you complete your review, please do not hesitate to contact me at (716) 842-5844.

Very truly yours,
By:	/s/ René F. Jones
René F. Jones
Executive Vice President and Chief Financial Officer

cc: Joyce Sweeney (Securities and Exchange Commission)
      Robert G. Wilmers

FOIA Confidential Treatment Request Confidential Treatment Requested Under 17 C.F.R. Sections 200.80(b)(4) and 200.83 By M&T Bank Corporation File No. 001-9861	Attachment I
Net interest margin on loans
[***]

[***]	Designates information redacted pursuant to a confidential treatment request by M&T Bank Corporation pursuant to the Rule. Redacted information has been submitted, in unredacted form, separately to the Securities and Exchange Commission.

FOIA Confidential Treatment Request Confidential Treatment Requested Under 17 C.F.R. Sections 200.80(b)(4) and 200.83 By M&T Bank Corporation File No. 001-9861	Attachment II
Net interest margin on deposits
[***]

[***]	Designates information redacted pursuant to a confidential treatment request by M&T Bank Corporation pursuant to the Rule. Redacted information has been submitted, in unredacted form, separately to the Securities and Exchange Commission.

FOIA Confidential Treatment Request Confidential Treatment Requested Under 17 C.F.R. Sections 200.80(b)(4) and 200.83 By M&T Bank Corporation File No. 001-9861	Attachment III
Cost of funds — Loans
[***]

[***]	Designates information redacted pursuant to a confidential treatment request by M&T Bank Corporation pursuant to the Rule. Redacted information has been submitted, in unredacted form, separately to the Securities and Exchange Commission.

FOIA Confidential Treatment Request Confidential Treatment Requested Under 17 C.F.R. Sections 200.80(b)(4) and 200.83 By M&T Bank Corporation File No. 001-9861	Attachment IV
Funding credits — Deposits
[***]

[***]	Designates information redacted pursuant to a confidential treatment request by M&T Bank Corporation pursuant to the Rule. Redacted information has been submitted, in unredacted form, separately to the Securities and Exchange Commission.